Exhibit 99.2

Agreement Regarding Disclosure of Long-Term Debt Instruments

In reliance upon Item 601(b)(4)(iii)(A) of Regulation S-K, Apartment Income REIT, L.P., a Delaware limited partnership (the “Partnership”), has not filed as an exhibit to its annual report on Form 10-K for the annual period ended December 31, 2022, any instrument with respect to long-term debt not being registered where the total amount of securities authorized thereunder does not exceed ten percent of the total assets of the Partnership and its subsidiaries on a consolidated basis. Pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K, the Partnership hereby agrees to furnish a copy of any such agreement to the Securities and Exchange Commission upon request.

By:	/s/ Paul Beldin
Paul Beldin
Executive Vice President and Chief Financial Officer
February 28, 2023